AB 6/20

SEC Mail Processing

MAY 3 1 2012

Washington, DC 121

SECURI  MMISSION

12061661

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden hours per response . . . . . | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-51041 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING APRIL 1, 2011 (MM/DD/YY) AND ENDING MARCH 31, 2012 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: GREENTREE BROKERAGE SERVICES, INC.

| OFFICAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1831 CHESTNUT STREET, SUITE 1002
(No. and Street)

| PHILADELPHIA | PA | 19103 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WARREN WEST — 215-569-1980
(Area Code - Telephone No.)

## B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

| 100 E. SYBELIA AVENUE, SUITE 130, MAITLAND | FLORIDA | 32751 |
|---|---|---|
| (Address and City) | (State) | (Zip Code) |

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

## OATH OR AFFIRMATION

I, WARREN WEST, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or GREENTREE BROKERAGE SERVICES, INC., as of MARCH 31, 2012 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title


NOTARIAL SEAL
DANIEL J VILLAGRANA
Notary Public
PHILADELPHIA CITY, PHILADELPHIA CNTY
My Commission Expires May 10, 2015

Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# GREENTREE BROKERAGE SERVICES, INC.

## FINANCIAL STATEMENTS

## MARCH 31, 2012

GREENTREE BROKERAGE SERVICES, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012

## TABLE OF CONTENTS

# Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441


## INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder's
Greentree Brokerage Services, Inc.
Philadelphia, Pennsylvania

We have audited the accompanying statement of financial condition of Greentree Brokerage Services, Inc. as of March 31, 2012, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greentree Brokerage Services, Inc. as of March 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the Schedules presented on page 11 & 12 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ohab and Company, PA

Maitland, Florida
May 30, 2012

**GREENTREE BROKERAGE SERVICES, INC.**

**STATEMENT OF FINANCIAL CONDITION**
**MARCH 31, 2012**

## ASSETS

| | | |
|---|---|---|
| **Assets:** | | |
| Cash | $ | 33,643 |
| Commissions receivable | | 285,106 |
| Deposits with clearing broker | | 100,000 |
| Other assets | | 15,706 |
| Total assets | $ | 434,455 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| **Liabilities:** | | |
| Accounts payable | $ | 89,040 |
| Subordinated loan | | 170,000 |
| Total liabilities | | 259,040 |
| **Stockholder's Equity** | | |
| Common stock, no par value; 1,000 shares authorized, 863 issued and outstanding | $ | 491,690 |
| Retained earnings | | (316,275) |
| Total Stockholders' Equity | | 175,415 |
| **Total liabilities and stockholder's equity** | $ | 434,455 |

The accompanying notes are an integral part of these financial statements.

## GREENTREE BROKERAGE SERVICES, INC.

## STATEMENT OF OPERATIONS
## FOR THE YEAR ENDED MARCH 31, 2012

| | |
|---|---|
| **Revenues:** | |
| Commissions | $ 319,676 |
| Other income | 11,668 |
| **Total revenues** | 331,344 |
| **Expenses:** | |
| Clearing and executor fees | 50,849 |
| Compensation and benefits | 88,548 |
| Professional fees | 36,760 |
| Rent | 47,312 |
| Telephone | 14,978 |
| Other operating expenses | 96,457 |
| **Total expenses** | 334,904 |
| **Income before extraordinary items** | (3,560) |
| Settlement Expense | 100,000 |
| **Total extraordinary items** | 100,000 |
| **Income before income tax provision** | (103,560) |
| **Provision for income taxes** | - |
| **Net income** | (103,560) |

The accompanying notes are an integral part of these financial statements.

## GREENTREE BROKERAGE SERVICES, INC.

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
## FOR THE YEAR ENDED MARCH 31, 2012

| | Common Stock | | Retained | Stock Subscription | |
|---|---|---|---|---|---|
| | Shares | Amount | Earnings | Receivable | Total |
| **Balances, March 31, 2011** | 863 | $ 575,690 | $ (212,714) | $ (84,000) | $ 278,976 |
| Reduction in stock | - | (84,000) | - | 84,000 | - |
| Net income (loss) | - | - | (103,560) | - | (103,560) |
| **Balances, March 31, 2012** | 863 | $ 491,690 | $ (316,274) | $ - | $ 175,415 |

The accompanying notes are an integral part of these financial statements

## GREENTREE BROKERAGE SERVICES, INC.

## STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS FOR THE YEAR ENDED MARCH 31, 2012

| | | |
|---|---|---|
| **Subordinated borrowings at April 1, 2011** | $ | 170,000 |
| Increases | | - |
| Decreases | | - |
| **Subordinated borrowings at March 31, 2012** | $ | 170,000 |

The accompanying notes are an integral part of these financial statements.

## GREENTREE BROKERAGE SERVICES, INC.

### STATEMENT OF CASH FLOWS
### FOR THE YEAR ENDED MARCH 31, 2012

| | |
|---|---|
| **Cash flows from operating activities:** | |
| Net income | (103,560) |
| Add back non cash depreciation expense | 827 |
| Adjustments to reconcile net income to net cash flows provided by operating activities: | |
| Change in Accounts Receivable | (67,784) |
| Change in Other Assets | 17,819 |
| Change in Accounts Payable | 78,248 |
| **Net cash provided (used) by operating activities** | (74,450) |
| **Cash flows from investing activities:** | |
| Change in Fixed Assets | (16,533) |
| **Net cash provided (used) by investing activities** | (16,533) |
| Net increase in cash and cash equivalents | (90,983) |
| **Cash and cash equivalents at beginning of period** | 124,626 |
| **Cash and cash equivalents at end of period** | 33,643 |

The accompanying notes are an integral part of these financial statements.

GREENTREE BROKERAGE SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2012

**Note 1 – Summary of Significant Accounting Policies**

*Nature of Business*

Greentree Brokerage Services, Inc. ("the Company") is a securities broker-dealer, registered with the Securities Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company was incorporated in March 1998. The Company's brokerage activity is transacted on a fully disclosed basis through a clearing broker.

The Company's commission income is substantially derived from purchases and sales of securities on behalf of customers. The Company does not engage in proprietary trading activities. In addition, the Company is an approved dealer for various mutual fund houses. Any transactions with these mutual fund houses are consummated directly between the customer and the mutual fund house; the Company receives a commission.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counter parties do not fulfill their obligations, the Company may be exposed to risks.

*Cash and Cash Equivalents*

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At March 31, 2012, the Company had no uninsured cash balances.

*Estimates*

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Income Taxes*

The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and income tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates expected to apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

## Note 1 – Summary of Significant Accounting Policies (continued)

*Income Taxes (continued)*

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

*Fair Value of Financial Instruments*

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

## Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At March 31, 2012, the Company's had excess net capital of $323,773 and a net capital ratio of .275 to 1.

## Note 3 – Related Party Transactions

The Company is affiliated through common ownership and management with Greentree Investment Partners, LLC and The Greentree Group, LLC.

## Note 4 – Clearing Agreement With Off-Balance-Sheet Risk

In order to facilitate securities transactions, the Company entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf.

In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreements between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase or sale and possible financing of securities transactions and other financial instruments. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities or other financial instruments at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

### Note 4 – Clearing Agreement With Off-Balance-Sheet Risk (continued)

The Company is required to maintain a $100,000 deposit with the Clearing Broker/dealer. The Company is also prohibited from entering into a similar agreement with another broker/dealer without prior written approval from the Clearing Broker/dealer. Termination fees and other items are included therein.

### Note 5 – Liabilities Subordinated To Claims Of General Creditors

The borrowing under a subordination agreement at March 31, 2012, is as follows:

| | |
|---|---|
| Subordinated loan, 11.75%, due June 1, 2016 | $ 170,000 |

The subordinated borrowing is covered by an agreement approved by FINRA and is thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that this borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. The subordinated lender is a shareholder of the Company.

### Note 6 – Income Taxes

At March 31, 2012, the Company had approximately $221,000 of net operating losses ("NOL") carryforwards for federal and state income purposes. These losses are available for future years and expire through 2031. Utilization of these losses may be severely or completely limited if the Company undergoes an ownership change pursuant to Internal Revenue Code Section 382.

The deferred tax asset is summarized as follows:

| | |
|---|---|
| Net operating loss carryforward | $ 66,300 |
| Deferred tax assets | 66,300 |
| Less: Valuation allowance | (66,300) |
| Net deferred tax asset | $ - |

The Company has taken a 100% valuation allowance against the deferred asset attributable to the NOL carryforwards of approximately $66,300 at March 31, 2012 due to the uncertainty of realizing the future tax benefits.

### Note 7 – Litigation Regarding Stock Purchase Agreement

On February 6, 2000 the Company entered into an agreement with another entity whereby the latter (the Plaintiff) was entitled to purchase 10% of the Company's outstanding stock and also granted an option to purchase an additional 15% ownership interest at a future date of $125,000. In consideration for the foregoing, the Plaintiff was to provide assistance with technological and related issues.

## Note 7 – Litigation Regarding Stock Purchase Agreement (continued)

Additional terms of the agreement: place restrictions and set specific guidelines regarding future sales or other transfers of the Company's outstanding stock and/or the issuance of new shares by the Company; mandate insurance coverage for employee/shareholders; establish procedures to be followed in the event of death, disability, retirement or other termination of an employee/shareholder; and describe the method of payment to be used to purchase any Company stock sold or purchased pursuant to this agreement.

On November 20, 2009 the Plaintiff filed a complaint against the Company and its principal shareholder, alleging breach of fiduciary duty, misappropriation of funds, breach of contract and fraud.

In January, 2010, pursuant to a Court order and briefing schedule, the parties exchanged written discovery and engaged in depositions. After discovery, the Company filed a brief opposing Plaintiff's request for preliminary injunctive relief and, at argument on Plaintiff's motion for a preliminary injunction on March 23, 2010, Plaintiff's withdrew their motion. Accordingly, only Plaintiff's equitable and legal claims for damages remain. The Company also filed a motion to dismiss the complaint, asserting that, among other things, the claims set forth by the Plaintiffs were barred by the applicable statute of limitations. On May 4, 2010, the court held a hearing on the Company's motion to dismiss the complaint. On September 29, 2010 the Court rendered its opinion from the bench, and, on October 21, 2010, the Court issued an Order dismissing without prejudice ten of the eleven counts against the Company and the shareholder. The lone remaining count purports to assert a cause of action for risk of misappropriation or fraud.

In December 2010, the Company agreed to provide additional documents to Plaintiff's counsel for the purpose of entering into discussion regarding potential resolution of the parties' disputes. Since that time, Plaintiff has been reviewing those documents, subject to a confidentiality agreement, and the discussions are continuing. Because no action has yet been commenced, the Company is unable to express an opinion as to the outcome of the litigation or the range of possible loss that might ensue should an adverse result occur.

In August 2011, the litigation was settled. Without admitting or denying the charges, the Company agreed to pay the Plaintiff $100,000 on an installment agreement basis. The amount owing at March 31, 2012 was $66,758, and is reflected in the balance of Accounts Payable.

## Note 8 – Subsequent Events

The Company has evaluated subsequent events through May 30, 2012, the date the financial statements were available to be issued and has determined that the Company had no events occurring subsequent to March 31, 2012 requiring disclosure.

**GREENTREE BROKERAGE SERVICES, INC.**
**COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1 AND RECONCILIATION OF NET CAPITAL PURSUANT TO SEC RULE 17a-5(d)(4)**
**AS OF MARCH 31, 2012**

| | |
|---|---|
| **Computation of basic net capital requirements:** | |
| Total stockholder's equity qualified for net capital | $ 175,415 |
| Subordinated loan | 170,000 |
| Deductions: | |
| Non-allowable assets | |
| Other assets | (15,706) |
| Net capital before haircuts and securities positions | 329,709 |
| Net capital | 329,709 |
| Minimum net capital requirements: | |
| 6 2/3% of total aggregate indebtedness ($89,040) | |
| Minimum dollar net capital for this broker-dealer ($5,000) | |
| Net capital requirement (greater of above two requirements) | 5,936 |
| Net capital in excess of required minimum | $ 323,773 |
| Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of March 31, 2012) | |
| Net capital, as reported in Company's Part IIA Focus Report | $ 338,800 |
| Adjustments: | |
| Accounts payable and accrued liabilities | (9,091) |
| Net capital, per March 31, 2012 audited report, as filed | $ 329,709 |

**GREENTREE BROKERAGE SERVICES, INC.**
**COMPUTATION OF AGGREGATE INDEBTEDNESS**
**UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION**
**AS OF MARCH 31, 2012**

| | |
|---|---|
| **Total aggregate indebtedness:** | |
| Aggregate indebtedness | $ 89,040 |
| **Ratio of aggregate indebtedness to net capital** | .275 to 1 |

## GREENTREE BROKERAGE SERVICES, INC.

### INFORMATION RELATING TO EXEMPTIVE PROVISION
### REQUIREMENTS UNDER SEC RULE 15c3-3
### AS OF MARCH 31, 2012

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (2) (ii) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (2) (ii) of the Rule.

# Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441


**REPORT ON INTERNAL CONTROL STRUCTURE**
**REQUIRED BY SEC RULE 17a-5**
**FOR A BROKER-DEALER CLAIMING AN EXEMPTION**
**FROM SEC RULE 15C3-3**

Board of Directors and Stockholder's
Greentree Brokerage Services, Inc.
Philadelphia, Pennsylvania

In planning and performing our audit of the financial statements of Greentree Brokerage Services, Inc. (the Company) as of and for the year ended March 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholders, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ohab and Company, PA

Maitland, Florida
May 30, 2012